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11018302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 28 2011
213

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SEC FILE NUMBER
8- 65150

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___JANUARY 1, 2010___ AND ENDING___DECEMBER 31, 2010___
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C3 CAPITAL, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

333 WEST END AVENUE

(No. and Street)

NEW YORK,	NY	10023
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD J MATTERA   (631) 472-3998

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP

(Name – if individual, state last, first, middle name)

622 THIRD AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

9P 3/9/2011

OATH OR AFFIRMATION

I, _____ CATHERINE BANAT _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ C3 CAPITAL, LLC _____ , as
of _____ DECEMBER 31 _____ , 20 __10__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE

_____   _____
                                                                    Signature

SHIVA BARLATIER
NOTARY PUBLIC, STATE OF NEW YORK   _____
QUALIFIED IN KINGS COUNTY   CEO
REG. #01BA6171169   Title
MY COMM. EXP. JULY 23, 2011

_____ Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C3 CAPITAL, LLC

FINANCIAL STATEMENTS WITH INDEPENDENT AUDITORS' REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2010

CONTENTS


INDEPENDENT AUDITORS' REPORT

Member
C3 Capital, LLC

We have audited the accompanying statement of financial condition of C3 Capital, LLC as of December 31, 2010 and the related statements of operations, member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C3 Capital, LLC at December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth + Shron LLP

New York, NY
February 22, 2011

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI

jhi

C3 CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$ 144,990

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 3,000
MEMBER'S EQUITY	141,990
	$ 144,990

C3 CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

FEE REVENUE		$ 341,419
GENERAL AND ADMINISTRATIVE EXPENSES		
Professional fees	$ 44,567	
Licensing and regulatory fees	4,496	
Commissions and fees	91,499	
Other	4,233	
Total General and Administrative Expenses		144,795
NET INCOME		$ 196,624

C3 CAPITAL, LLC

STATEMENT OF MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

NET INCOME	$ 196,624
DISTRIBUTIONS	160,000
INCREASE IN MEMBER'S EQUITY	36,624
MEMBER'S EQUITY	
Beginning of year	105,366
End of year	$ 141,990

C3 CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 196,624
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in prepaid expense	1,000
Decrease in accounts payable and accrued expenses	(1,000)
Net cash provided by operating activities	196,624

CASH FLOWS FROM FINANCING ACTIVITIES

Member's distributions	(160,000)

INCREASE IN CASH	36,624

CASH

Beginning of year	108,366
End of year	$ 144,990

C3 CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

1. BUSINESS DESCRIPTION

C3 Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Fee revenue is derived from services rendered in connection with the private placement of securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company adopted the provisions of Accounting Standards Codification ("ASC") Topic 740 "Income Taxes", which provides standards for establishing and classifying any tax provisions for uncertain tax positions. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the statement of financial position through February 22, 2011, the date the financial statements were available to be issued. See Note 5.

3. RELATED PARTY TRANSACTIONS

An entity which is owned by the sole member of the Company, provides certain administrative services and space to the Company at no charge.

4. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(SEC Rule 15c3-1). SEC Rule 15c3-1 requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1.

At December 31, 2010, the Company's net capital under the rule was $141,990, which exceeded required minimum net capital of $5,000 by $136,990 and the ratio of aggregate indebtedness to net capital was .02 to 1.

Under the exemptive provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers, and is not subject to certain other requirements of the Customer Protection Rule.

5. SUBSEQUENT EVENTS

On January 3, 2011, the Company filed an application with the Securities and Exchange Commission to withdraw as a registered broker-dealer.

C3 CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2010

MEMBER'S EQUITY	$ 141,990
NON-ALLOWABLE ASSETS	-
NET CAPITAL	141,990
MINIMUM NET CAPITAL REQUIRED $5,000 or 6-2/3% of aggregate indebtedness of $3,000, whichever is greater	5,000
EXCESS NET CAPITAL	$ 136,990
AGGREGATE INDEBTEDNESS Accounts payable and accrued expenses	$ 3,000
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.02

There are no material differences between the preceding computation of Net Capital Under Rule 15c3-1 and the Company's computation included in Part IIA of Form X-17A-5 (unaudited) as of December 31, 2010.

C3 CAPITAL, LLC

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL

DECEMBER 31, 2010



Marks Paneth & Shron LLP

Certified Public Accountants & Consultants

<u>INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC</u>
<u>RULE 5(g)(1) FOR BROKER-DEALERS CLAIMING AN EXEMPTION FROM</u>
<u>SEC RULE 15c3-3</u>

Member
C3 Capital, LLC

In planning and performing our audit of the financial statements of C3 Capital, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW MARKSPANETH COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISI ANDS

ASSOCIATED WORLD WIDE
WITH JHI

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the member, its management, the SEC, the Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth + Shron LLP

New York, NY
February 22, 2011